Exhibit 1

For immediate release

June 14, 2007

CanWest Completes Sale of its 70% Stake in CanWest MediaWorks (NZ) Limited

(Winnipeg)—CanWest Global Communications Corp. (CanWest) today announced the completion of the sale by its subsidiary, CanWest MediaWorks Ireland Holdings (CMIH), of its approximately 70% interest in CanWest MediaWorks (NZ) Limited (MWL) to HT Media Limited, a wholly owned subsidiary of certain funds managed or advised by Ironbridge Capital Pty Limited, an Australian private equity firm.

In consideration for its MWL shares, CMIH received aggregate cash proceeds of approximately NZ$386 million (approximately C$309 million at current foreign currency exchange rates), inclusive of a special dividend in the approximate aggregate amount of NZ$16 million (approximately C$12.6 million) which was paid on June 8, 2007.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For further information:

Deb Hutton, SVP Corporate Communications

CanWest Global Communications Corp.

416-383-2442

dhutton@canwest.com